Avricore Health Corporate Update and Private Placement Extension

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VANCOUVER, British Columbia, Aug. 20, 2019 (GLOBE NEWSWIRE) -- Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) ("Avricore Health" or the "Company") is pleased to provide an update on the significant progress the company has made over the summer to complete its transition into the world leader in providing life-saving screening tests for consumers and critically valuable real-world evaluation data for drug makers.

“All of our efforts this year have been focused on getting the right people in place to advance our technology platform and launching our business development efforts,” said CEO Bob Rai. “I am now confident that with our pace of discussions with key business partners, we will soon realize our corporate objectives of securing meaningful agreements and initial revenues this year.”

The Company recently updated its finance team with well experienced people who have a track record of successfully completing transformations and a strong discipline in cost and cash control.

Business Development First

With the edition of Hector Bremner, EVP Branding, Strategic Communications and Public Affairs, in June 2019 the Company embarked on a strategic review of its product offers and business development strategies.

“I think as a business you need to decide what you are the best in the world at, determine if there is a market for it and then commit yourself completely,” said Hector. “We made some tough decisions and refocused our efforts completely around HealthTab and identified the platform’s power as not just a consumer product, but a globally significant model for revolutionizing real time clinal data for new drug development and the study of treated populations.”

This new focus centers on the powerful real world evaluation data platform HealthTab provides, now called the Rapid Access Safety Test Response Network, or RASTR. This cloud based network is the world’s first harmonized, real-time response system where consumers receive a finger-stick blood test at their local pharmacy via web-enabled blood chemistry analyzer called the Piccolo Xpress.  Their bio-markers, which include 21 key results related to heart, liver and kidney function, are received via secure log in which they can then use to better understand their health performance and share with their healthcare team for evidence-based decision making.

De-identified data collected across the RASTR Network of analyzers can be shared with life-science companies and other research entities, based on HealthTab + RASTR being consumer consent driven.  This data is critical to evaluated treated populations, as the traditional clinical trial approach can be limited in the scope of time, demographical reach and other inherent exclusionary attributes.  Deloitte surveyed life-science companies in 2017 to determine the level of investment and success, and Avricore Health believes that HealthTab + RASTR Network as finally achieved this significant industry objective.

Currently, HealthTab is available in Shoppers Drug Marts in the Greater Toronto Area.  Additionally, this summer, the Company began technical negotiations with a Western Canadian pharmacy chain and is working with the pharmacy industry in Canada to partner in securing more pharmacy participation in the network.

Life-Science Approach

The Company currently has initiated discussions with 4 leading international drug makers.  However, the best go-to-market approach identified were Clinical Research Organizations (CROs).  The Company is in late discussions with a large Dubai based CRO to take HealthTab + RASTR Network to 13 countries in the Middle-East North-Africa (MENA) region. Our RASTR discussions also include a large US based CRO.

Fully Integrated Patient Health Records

Over the last month, the Company has been in technical discussions on the integration of HealthTab into the electronic medical records and pharmacy management systems with a market leader in the provision of these systems.

HealthTab + RASTR Network’s API integration capabilities make it ideal to achieve an industry first, where a consumer’s test results can be directly linked to their patient health record, for real-time responses and smooth integration across multiple platforms a health provider will use.

The Company looks forward to continuing the technical discussions and negotiations, which are expected to complete by end of Q3 2019.

Seniors Living

The Company has found a strong interest in the HealthTab + RASTR Network from senior living facilities.  These facilities, essentially private hospitals with a broad range of patients, have engaged the Company to develop a targeted program.

The value of being able to provide seniors, and their families, with the comfort of real time data on their health’s performance is invaluable, particularly with respect to liver toxicity. A common issue with consumers taking prescription medicines over extended periods of time.

A pilot project with Western Canadian, a seniors living company operating 7000 beds across BC and Alberta, is currently being developed.

Private Placement Offering

The Company also announces that, further to its news releases dated June 5, 2019, July 11, 2019 and July 19, 2019, the TSX Venture Exchange has granted the Company a 30 day extension from the date hereof to close its non-brokered private placement offering of up to 30,000,000 units of the Company (each, a "Unit") at a price of $0.05 per Unit for gross proceeds of up to $1,500,000.

The Company announced on August 14th the closing on an initial tranche of $342,620.

Proceeds will support the Company’s growth as it continues to expand its network of HealthTab™ operating blood-chemistry analyzers, located primarily in community pharmacies, known as the Rapid Access Safety Test Response (RASTR) Network.

Strong Close to 2019

“We have successfully reorganized the Company and are laser-focused on maintaining disciplined cost control and robust business development,” said CEO Bob Rai. “We are poised to have a very strong close to the year and are so grateful for all those that have supported this exciting Company through this transition.”

For further information, please contact:
Bob Rai, Director and CEO 604-247-2639
info@avricorehealth.com
www.avricorehealth.com

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.